Shareholder Rebuttal to the Ecolab Opposition Statement
Regarding Say on Political Contributions Proposal

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Ecolab Inc.
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 43 Saint John Street, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholders encourage a “yes” vote for proposal # 5 – Say on Political Contributions

Dear Ecolab Shareholder:

NorthStar Asset Management, Inc.  is writing on behalf of the filer of the proposal, the NorthStar Asset Management, Inc. Funded Pension Plan (the “Proponent”). Contrary to Management’s opposition statement, the Proponent believes the key issue raised by the proposal is the need for shareholder oversight to address the risks to our company posed by Ecolab’s political contributions to politicians who actively work to enact public policies inconsistent with our Company’s stated values.

From the perspective of the Proponent, the core provisions of the proposal are an annual shareholder vote on the company’s political spending and an annual report provided to shareholders that evaluates Management’s intended contributions as compared to the Company’s stated values.

Current Company practices involve disclosure of prior contributions without shareholder approval.  This lack of oversight increases the risks to shareholder value, because, in the opinion of the Proponent, the Company has a history of making contributions that violate our Company’s stated values. A vote on anticipated political gifts in advance of these contributions will provide shareholders with the opportunity to weigh in on potentially harmful contributions made in company name which impact both company name and shareholder value.

At Ecolab, company executives decide where Company and political action committee (PAC) contributions will be sent.  In the opinion of the Proponent, unfortunately, many of those decisions appear to have reflected the personal values of the management team, rather than the expressed values of Ecolab.  The Proponent believes that corporate and PAC contributions given by Ecolab must reflect the stated company values as defined by the corporation. The Proponent views these values to be illustrated by the Company’s nondiscrimination policies, such as its “Commitment to Equal Opportunity and Affirmative Action” as well as public commitments to “promote stewardship of natural resources and protect the environment.”  In a time of increased scrutiny of corporate political contributions, fiduciaries and direct shareholders have an obligation to review these contributions to determine whether management has accurately interpreted the business interests of Ecolab (broadly defined to include aforementioned expressed corporate values and policies), and whether such contributions will enhance shareholder value.

The proponent believes that shareholders would also benefit from receiving the management’s analysis of whether our company’s political spending, including any contributions to advertising campaigns or so-called SuperPACS, is congruent with our company’s values. The proposal requests such an analysis.

Despite our Company’s publically stated values, ECOPAC continues to provide financial support to politicians and committees that work contrary to Ecolab corporate environmental and nondiscrimination goals.  The following is a short list of some of the most egregious ECOPAC contributions:

•
Michele Bachmann (2006-2011 support): $16,000. Ms. Bachmann voted AGAINST the repeal of Don’t Ask/Don’t Tell, a repeal intended to reduce discrimination in U.S. armed forces, as well as against hate crimes legislation and the American Clean Energy and Security Act of 2009 (H.R. 2454). She also voted FOR initiatives to deregulate greenhouse gases (H.R. 910);

•
Richard Burr (2009-2011 support): $8,000. Mr. Burr voted for the Marriage Protection Amendment which sought to limit marriage in the United States to unions of one man and one woman, thereby creating a constitutional amendment which would discriminate against those in same-sex relationships;

•
Shelley Capito (2000-2010 support): $10,500. Ms. Capito was the primary sponsor of H.R. 199, the Protect America’s Energy and Manufacturing Jobs Act of 2011 which sought to prohibit the Administrator of the Environmental Protection Agency (EPA), during the two-year period beginning after this Act's enactment, from taking any action under the Clean Air Act (CAA) with respect to any stationary source permitting requirement or requirement concerning standards of performance for new stationary sources relating to carbon dioxide or methane. Ms. Capito also voted against the American Clean Energy and Security Act of 2009;

•
Samuel Johnson (2000-2011 support): $11,500. Mr. Johnson failed to support hate crimes legislation, the repeal of Don’t Ask/Don’t Tell, voted against the American Clean Energy and Security Act of 2009 and FOR greenhouse gas deregulation;

•
John Paul Kline, Jr. (2000-2011 support): $35,500. Mr. Kline, a major recipient of ECO PAC’s funds, failed to support hate crimes legislation, the repeal of Don’t Ask/Don’t Tell. He also voted against the American Clean Energy and Security Act of 2009 and FOR greenhouse gas deregulation;

•
Donald Manzullo (2000-2011 support): $16,500. Mr. Manzullo voted against the American Clean Energy and Security Act of 2009, while also voting against the repeal of Don’t Ask/Don’t Tell and hate crimes legislation;

•
Collin Clark Peterson (2000-2011 support): $26,000: Mr. Peterson sponsored an amendment to the Federal Insecticide, Fungicide, and Rodenticide Act (FIFRA) and the Federal Water Pollution Control Act (commonly known as the Clean Water Act) which would limit EPA regulation of certain discharges of pesticides to waterways.   Mr. Peterson also voted FOR the deregulation of greenhouse gasses, as well as against the repeal of Don’t Ask/Don’t Tell and hate crimes legislation;

•	Earl Pomeroy, Jr. (2008-2011 support): $21,000. Mr. Pomeroy voted against the American Clean Energy and Security Act of 2009.

The Proponent contends that all electioneering contributions bearing our company’s name that are incongruent with the company’s stated values may negatively impact brand image and shareholder value. As many of the Company’s political contributions appear inconsistent with company’s public policy stances, the Proponent is concerned about the potentially negative ramifications of these contributions.

The Proponent supports Management’s statement that Ecolab participates in the political process “to support policies that further our business interests and create stockholder value,” and believes that Ecolab shareholders stand to benefit from such contributions ONLY if the contributions reflect a full incorporation of publically stated Corporate values.

In summary, Ecolab completely fails to address the very real issues, risks, and concerns that have been raised in this Proposal—specifically, that shareholders have a genuine and legitimate issue with the company and its PAC’s actual political contributions.

We urge you to vote “FOR” proxy proposal #5. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

NorthStar Asset Management, Inc.

Date: April 30, 2012

By: /s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the proponent.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 5 following the instruction provided on the   management’s proxy mailing.